SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number:  1-14126

                           NOTIFICATION OF LATE FILING


         (Check One):  [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  February 28, 1999
                   -----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                -------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          Unidigital Inc.
                       --------------------------------

Former name if applicable
                         ---------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                   229 West 28th Street
----------------------------------------------------------

City, State and Zip Code  New York, New York  10001
                        --------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The  reasons  described in  reasonable detail  in Part III  of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's  statement or other  exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

           Unidigital Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended February 28, 1999 (the "Form 10-Q") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in fully integrating three recently acquired businesses into the Company's operations. The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the April 14, 1999 due date of the Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  William E. Dye             (212) 244-7820
-------------------------------------------------------------
     (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Please see Exhibit A attached hereto and forming a part hereof.

             Unidigital Inc.
---------------------------------------------
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 14, 1999                       By: /s/William E. Dye
                                                  ------------------------------
                                              Name: William E. Dye
                                              Title: Chief Executive Officer


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

         (3) For the quarter ended February 28, 1999, the Company expects to report that it had net income of approximately $454,000 as compared to net income of $192,000 for the quarter ended February 28, 1998. Net income per share for the quarter ended February 28, 1999 is expected to be $0.09 and $0.08 on a basic and diluted basis, respectively, as compared to net income per share of $0.06 on a basic and diluted basis for the quarter ended February 28, 1998. The Company believes that such increase in net income is attributable to the Company's recent business acquisitions.

               For the six months ended February 28, 1999, the Company expects to report that it had net income of approximately $824,000 as compared to net income of $698,000 for the six months ended February 28, 1998. Net income per share for the six months ended February 28, 1999 is expected to be $0.16 on a basic and diluted basis as compared to net income per share of $0.22 and $0.20 on a basic and diluted basis, respectively, for the six months ended February 28, 1998. The Company believes that such overall increase in net income is attributable to the Company's recent business acquisitions.